UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one, for descriptions, see Instruction I above):
☒	Merger
☐	Liquidation
☐	Abandonment of Registration
☐	Election of status as a Business Development Company

2.	Name of fund:

Mairs and Power Balanced Fund, Inc.

3.	Securities and Exchange Commission File No.: 811-01048

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☐	Initial Application ☒ Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

Mairs and Power, Inc. 332 Minnesota Street, Suite W1520 St. Paul, Minnesota 55101

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

James Alt Dorsey & Whitney LLP 50 South Sixth Street, Suite 1500 Minneapolis, Minnesota 55402 (612) 340 2600

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, 31a-2]:

Mairs and Power, Inc.
332 Minnesota Street, Suite W1520
St. Paul, Minnesota 55101
(651) 222-8478

U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202
(414) 287 3700

U.S. Bank, N.A.
1555 North River Center Drive, Suite 302
Milwaukee, WI  53212
(414) 905-5003

8.	Classification of fund (check only one):

☒ Management company;

☐ Unit Investment trust; or

☐ Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☒ Open-end ☐ Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Minnesota

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Mairs and Power, Inc. 332 Minnesota Street, Suite W1520 St. Paul, Minnesota 55101

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

The Fund was a self-distributor of its shares.

13.	If the fund is a unit investment trust (“UIT”) provide: Not Applicable

(a)	Depositor’s name(s) and address(es):
(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐ Yes ☒ No

If Yes, for each UIT state: Not Applicable

Name(s): File No.: Business Address:

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes ☐ No

If Yes, state the date on which the board vote took place: September 27, 2011 If No, explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes ☐ No

If Yes, state the date on which the shareholder vote took place: December 16, 2011 If No, explain:

II.	Distribution to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒ Yes ☐ No

(a) If Yes, list the date(s) on which the fund made those distributions: December 31, 2011

This was a tax free reorganization (the “Reorganization”) of the sole series of the Registrant (the “Acquired Fund”), a Minnesota corporation, into the corresponding shell portfolio of Mairs and Power Funds Trust, a Delaware statutory trust (“Successor Trust”). The Registrant transferred all of the Acquired Fund’s assets and liabilities to the corresponding portfolio of the Successor Trust (“Acquiring Fund”).  In exchange for the assets and liabilities, the Successor Trust then issued and distributed shares of the Acquiring Fund pro rata to shareholders of the Acquired Fund.

(b)	Were the distributions made on the basis of net assets?

☒ Yes                    ☐ No

(c)	Were the distributions madepro rata based on share ownership?

☒ Yes                    ☐ No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

In the Reorganization described above, one share of the Acquiring Fund was issued in exchange for each share of the Acquired Fund.

(e)	Liquidations only: Not Applicable

Were any distributions to shareholders made in kind?

☐ Yes                    ☐ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only: Not Applicable

Has the fund issued senior securities?

☐ Yes                    ☐ No

If Yes, describe the method of calculating payments to senior security holders and distributions to shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☒ Yes                    ☐ No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?
(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐ Yes                    ☒ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?
(See question 18 above)

☐ Yes ☒ No

If Yes,

(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:
(b) Why has the fund retained the remaining assets?
(c) Will the remaining assets be invested in securities?

☐ Yes ☐ No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?
☐ Yes ☒ No

If Yes,
(a) Describe the type and amount of each debt or other liability:
(b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information about Event(s) Leading to Request for Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses; $3,536.26
(ii)	Accounting expenses; $0.00
(iii)	Other expenses (list and identify separately): $
Proxy printing: $402.49
Proxy mailing and tabulation: $5,694.33
Proxy solicitation: $1,081.29
(iv)	Total expenses (sum of lines (i)-(iii) above): $10,714.37

(b)	How were those expenses allocated?

The Acquired Fund paid the costs of the Reorganization.

(c)	Who paid those expenses?

See Response to Item 22(b).

(d)	How did the fund pay for unamortized expenses (if any)?

Not Applicable

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes ☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐ Yes ☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation;

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes ☒ No

If Yes, describe the nature and extent of those activities:

VI:	Mergers Only

26.	(a)	State the name of the fund surviving the Merger: Mairs and Power Balanced Fund series of Mairs and Power Funds Trust
	(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-22563
	(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

File Number: 811-01048 Form Type: DEF 14A Date Filed: October 27, 2011

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Mairs and Power Balanced Fund, Inc., (ii) he is the President of Mairs and Power Balanced Fund, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

September 6, 2012
/s/ William B. Frels
William B. Frels
President